                              UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                           (Amendment No. 2)*

                             LANTRONIX, INC.
                            (Name of Issuer)

                              Common Stock
                    (Title of Class of Securities)

                               516548203
                            (CUSIP Number)

                           James J. Peterson
            c/o Peter Prescott, 30950 Rancho Viejo Road, Ste 100
                    San Juan Capistrano, CA 92675
    (Name, Address and Telephone Number of Person Authorized to Receive Notices
                         and Communications)

                             April 9, 2020
        (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box: [  ]
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
    *  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 516548203

1   Names of reporting persons
Peterson Capital Group, LLC

2  Check the appropriate box if a member of a group
(a) [  ] (b) [  ]

3  SEC use only

4  Source of funds
WC (See Item 3)

5  Check if disclosure of legal proceedings is required pursuant to
Items 2(d) or 2(e) [  ]

6  Citizenship or place of organization
Delaware

Number of
shares
beneficially
owned by
each
reporting
person
with
            7    Sole Voting Power
                 0

            8    Shared Voting Power
                 1,888,888

            9    Sole Dispositive Power
                 0

           10    Shared Dispositive Power
                 1,888,888

11  Aggregate Amount Beneficially Owned by Each Reporting Person
1,888,888

12  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
[  ]

13  Percent of Class Represented by Amount in Row (11)
6.8%

14  Type of Reporting Person
OO

Page 2 of 7 Pages

CUSIP No. 516548203

1   Names of reporting persons
Peterson Capital Group, Inc.

2  Check the appropriate box if a member of a group
(a) [  ] (b) [  ]

3  SEC use only

4  Source of funds
OO (See Item 3)

5  Check if disclosure of legal proceedings is required pursuant to
Items 2(d) or 2(e) [  ]

6  Citizenship or place of organization
California

Number of
shares
beneficially
owned by
each
reporting
person
with
           7     Sole Voting Power
                 0

           8     Shared Voting Power
                 1,888,888

           9     Sole Dispositive Power
                 0

          10     Shared Dispositive Power
                 1,888,888

11  Aggregate Amount Beneficially Owned by Each Reporting Person
1,888,888

12  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
[  ]

13  Percent of Class Represented by Amount in Row (11)
6.8%

14  Type of Reporting Person
CO

Page 3 of 7 Pages

CUSIP No. 516548203

1   Names of reporting persons
James J. Peterson

2  Check the appropriate box if a member of a group
(a) [  ] (b) [  ]

3  SEC use only

4  Source of funds
PF (See Item 3)

5  Check if disclosure of legal proceedings is required pursuant to
Items 2(d) or 2(e) [  ]

6  Citizenship or place of Organization
U.S.

Number of
shares
beneficially
owned by
each
reporting
person
with
           7     Sole Voting Power
                 0

           8     Shared Voting Power
                 1,888,888

           9     Sole Dispositive Power
                 0

          10     Shared Dispositive Power
                 1,888,888

11  Aggregate Amount Beneficially Owned by Each Reporting Person
1,888,888

12  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
[  ]

13  Percent of Class Represented by Amount in Row (11)
6.8%

14  Type of Reporting Person
IN

Page 4 of 7 Pages

CUSIP No. 516548203

                           Explanatory Note

Pursuant to Rule 13d-2(a) of the General Rules and Regulations under the
Securities Exchange Act of 1934, as amended, the undersigned on and pursuant to this Amendment No. 2 hereby amend the following items to the Schedule 13D originally filed by Peterson Capital Group, LLC ("PCG"), Peterson Capital
Group, Inc. ("PCGI") and James J. Peterson on August 16, 2018, as previously amended, with respect to the common stock, par value $0.0001 per share
(the "Common Stock") of Lantronix, Inc., a Delaware corporation (the "Issuer").
PCG, PCGI and Mr. Peterson are herein collectively referred to as the
"Reporting Persons" and individually as a "Reporting Person."

     Item 2.    Identity and Background.

(a)(b)(c)(f) This statement is being filed by:

     1)  Peterson Capital Group, LLC, a Delaware limited liability company
         ("PCG");
     2)  Peterson Capital Group, Inc., a California corporation ("PCGI");
         and
     3)  James J. Peterson, a U.S. citizen.

PCG, PCGI and Mr. Peterson are herein collectively referred to as the
"Reporting Persons" and individually as a "Reporting Person."

PCGI is the Manager of PCG. Mr. Peterson is the sole shareholder, sole director and sole executive officer of PCGI. The principal business of PCG is to make private equity investments. The principal business of PCGI is consulting and management. Mr. Peterson is an investor.  The principal business address of each Reporting Person is c/o Peter Prescott, 30950 Rancho Viejo Road, Ste 100,
San Juan Capistrano, CA 92675.

(d)(e) In the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors)
or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Item 3.    Source and Amount of Funds or Other Consideration.

The aggregate purchase price for 276,888 shares of Common Stock acquired by
PCG during the past 60 days is $717,318. The source of funds for acquiring the foregoing shares of Common Stock was PCG's working capital which
Mr. Peterson funded with individual funds, in exchange for which PCG issued a promissory note to Mr. Peterson.

     Item 4.    Purpose of Transaction.

The shares of Common Stock were acquired by PCG in ordinary open market purchases. The shares of Common Stock were acquired for investment purposes.
PCG may conduct a review of the investment from time to time and, among other things, try to identify possible actions that the Issuer may choose to undertake in order to enhance shareholder value or to complement the Issuer's overall growth strategy.

Except as otherwise described in this Schedule 13D, none of the Reporting
Persons currently has any plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of
Schedule 13D. However, as part of their ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate plans with respect to such matters or make formal proposals to management or the board of directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or to change their intentions with respect to any or all of the matters referred to in this
Item 4.

Page 5 of 7 Pages

CUSIP No. 516548203

     Item 5.    Interest in Securities of the Issuer.

(a) and (b) As of the date hereof, the shares of Common Stock are held directly by PCG. PCGI is the Manager of PCG and James J. Peterson is the
sole shareholder, director and officer of PCGI. PCG, PCGI and Mr. Peterson share the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the 1,888,888 shares of Common Stock held directly by PCG, representing approximately 6.8% of the Issuer's total outstanding shares of Common Stock. All percentages of Common Stock disclosed in this statement are based on 27,737,332 shares of Common Stock reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended
December 31, 2019. Such Report was filed with the Securities and Exchange
Commission on February 13, 2020, and the Issuer stated that the number of shares of Common Stock outstanding set forth therein was accurate as of
February 7, 2020.

(c) During the past sixty days prior to April 9, 2020, Mr. Peterson acquired the following shares of Common Stock through open market purchases:

Date of Transaction     Number of Shares     Price per Share
     04/03/2020                25,000           $1.8858
     04/06/2020                35,000           $2.0498
     04/07/2020                27,336           $2.268
     04/08/2020               189,552           $2.83

(d) In accordance with the limited liability company agreement of PCG, upon dissolution of PCG, the assets of PCG shall be liquidated and after payment to any creditors of PCG and the creation of any reserves as deemed reasonably necessary, the proceeds will be distributed to each member of PCG in accordance with such member's pro rata membership interest in PCG. Therefore, to the extent the dividends and proceeds of the Common Stock comprise part of the assets of PCG at such time, each member of PCG would have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock in accordance with such member's pro rata membership interest in PCG.

(e) Not applicable.

     Item 7.    Material to be Filed as Exhibits.

Exhibit No.      Description

Exhibit 1:       Joint Filing Agreement as required by Rule 13d-1(k) under the
                 Securities Exchange Act of 1934, as amended (previously filed as an exhibit to the Schedule 13D filed by the Reporting
                 Persons on August 18, 2018 and incorporated herein by
                 reference).

Page 6 of 7 Pages

CUSIP No. 516548203

                                 SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 9, 2020

PETERSON CAPITAL GROUP, LLC
     By:  PETERSON CAPITAL GROUP, INC., its Manager

      By: /s/ James J. Peterson
            ----------------------
            Name: James J. Peterson
            Title: President

PETERSON CAPITAL GROUP, INC.

    By:     /s/ James J. Peterson
           ----------------------
            Name: James J. Peterson
            Title: President

JAMES J. PETERSON

/s/ James J. Peterson
----------------------

Page 7 of 7 Pages